Exhibit 99.1

BENITEC BIOPHARMA LIMITED

ABN 64 068 943 662

Appendix 4D

Results for Announcement to the Market

for the half-year ended December 31, 2018

The following information is provided under listing rule 4.2A

1.	Reporting period

The financial information contained in this report is for the half-year ended December 31, 2018.  Comparative amounts for the Consolidated Statement of Profit or Loss and Other Comprehensive Income are for the half-year ended December 31, 2017. Financial Position comparatives are at June 30, 2018.

2.	Results for Announcement to the Market	Change	% Change	$A’000
2.1	Revenue from ordinary activities	up	3392%	14,667
2.2	Profit from ordinary activities after tax attributable to members	up	256%	9,065
2.3	Net profit for the period attributable to members	up	256%	9,065
2.4	The amount per security and franked amount per security of final and interim dividends	No dividends were declared or paid during the period
2.5	A brief explanation of any of the figures in 2.1 to 2.3 necessary to enable the figures to be understood	Refer to commentary below which was extracted from the Benitec Biopharma Limited interim report for the half-year ended December 31, 2018 which forms part of this ASX announcement.
3.	Commentary on results for the period

Benitec's comprehensive profit for the six months to December 31, 2018 was $9.065m compared to a loss of $5.809m the previous corresponding period. The movement in result of $14.874m from loss to profit is predominately due to the increase in revenue of $14.247m, which includes the upfront license payment of $13.568m as well as the reimbursement of labour cost of $0.804m from Axovant.

Benitec's current assets at December 31, 2018 were $29.894m (June 30, 2018: $20.895m), with current liabilities of $2.141m (June 30, 2018: $2.547m).

4.	Net tangible asset backing per share	December 2018	December 2017
Net tangible asset backing per ordinary share		10.9 cents	7.8 cents

BENITEC BIOPHARMA LIMITED

Interim Report for the half-year ended December 31, 2018

BENITEC BIOPHARMA LIMITED

ABN 64 068 943 662

Interim Report

for the half-year ended December 31, 2018

Contents

History, general information, explanatory notes, forward looking statements	1
Directors' Report, including the review of operations	3
Auditors' Independence Declaration	10
Financial Statements
Consolidated Statement of Profit or Loss and Other Comprehensive Income	11
Consolidated Statement of Financial Position	12
Consolidated Statement of Changes in Equity	13
Consolidated Statement of Cash Flows	14
Notes to the Consolidated Financial Statements	15
Directors' Declaration	25
Independent Auditor’s Review Report to the members of Benitec Biopharma Limited	26
Management’s discussion and analysis of financial condition and review of operations	28
Risk factors	34

The information in this report should be read in conjunction with the most recent annual financial report and any public announcements made by Benitec Biopharma Limited.

BENITEC BIOPHARMA LIMITED

Interim Report for the half-year ended December 31, 2018

BENITEC BIOPHARMA LIMITED

Company history, general information, explanatory notes and forward looking statements for the half-year ended December 31, 2018

Company History

Benitec Biopharma Limited (‘the Company’) was incorporated under the laws of Australia in 1995 and has been listed on the Australian Securities Exchange, or ASX, since 1997. Since then, the Company has focused on the development of novel genetic medicines. The propriety platform, called DNA-directed RNA interference, or ddRNAi, combines RNA interference, or RNAi, with gene therapy to create medicines that facilitate sustained silencing of disease.

While the Company has established some licensing arrangements, the main source of revenue during the past 6 months has come from the global research partnership and license agreement for BB-301 (now designated as AXO-AAV-OPMD) with Axovant Sciences. Until this significant agreement was brokered the Company has funded its operations primarily from private placements of ordinary shares, including $5.4m in March 2017 and $2.5m in October 2016, a U.S. initial public offering in August 2015 of $18.8m (U.S.$13.8m) and $31.5m in February 2014. In May 2018, we undertook a placement of 15,444,020 fully paid ordinary shares representing 772,201 American Depositary Shares (ADS), resulting in A$2,625,483 in gross proceeds. In June 2018, we issued to Nant Capital, 36,442,672 shares in a 1-for-2 entitlement offer resulting in gross proceeds of A$6,195,254.

The Company has taken to account cumulative research and development grants from the Australian federal government since inception, totalling $22.708m. Since the Nasdaq listing in July 2015, the Company has earned licensing revenue from licensing our ddRNAi technology to six biopharmaceutical companies, totalling $14.713m.

In October 2012, the Company acquired Tacere Therapeutics, Inc., an RNA interference therapeutics company based in California with a development program focused on hepatitis C and age related macular degeneration (AMD). As consideration for the acquisition, we issued a total of 4,092,854 ordinary shares (taking into account a 25:1 share consolidation that became effective in July 2013), representing 9.8% of our issued capital immediately after the transaction, having an aggregate value of $1.5m.

Benitec Biopharma Limited is a listed public company limited by shares, incorporated and domiciled in Australia. Its registered office and principal place of business is Suite 1201, 99 Mount Street, North Sydney, NSW 2060 Australia. Our telephone number is +61 2 9555 6986. The Company’s website address is www.benitec.com

General Information

The financial statements cover Benitec Biopharma Limited as a Group consisting of Benitec Biopharma Limited and the entities it controlled at the end of, or during, the six month period ended December 31, 2018. The financial statements are presented in Australian dollars, which is Benitec Biopharma Limited's functional and presentation currency.

A description of the nature of the Group's operations and its principal activities are included in the Directors' report, which is not part of the financial statements.

The financial statements were authorised for issue, in accordance with a resolution of directors, on February 22, 2019. The directors have the power to amend and reissue the financial statements.

The Company’s directors and management are committed to conducting the Group’s business in an ethical manner and in accordance with the highest standards of corporate governance. The Company has adopted and substantially complies with the ASX Corporate Governance Principles and Recommendations (3rd Edition) (‘Recommendations’) to the extent appropriate to the size and nature of the Group’s operations.

The Company has prepared a Corporate Governance Statement which sets out the corporate governance practices that were in operation throughout the financial reporting period for the Company, identifies any recommendations that have not been followed, and provides reasons for not following such recommendations.

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Interim Report for the half-year ended December 31, 2018

BENITEC BIOPHARMA LIMITED

Company history, general information, explanatory notes and forward looking statements for the half-year ended December 31, 2018

The Company’s Corporate Governance Statement and policies, which were approved by the Board of directors on August 29, 2018 can be found on its website:  http://www.benitec.com/investor-centre/governance.

Explanatory Notes

Unless otherwise indicated or the context implies otherwise:

•	“we”, “us”, “our”, or “Benitec”, refers to Benitec Biopharma Limited, an Australian corporation, and its subsidiaries;
•	“shares” or “ordinary shares” refers to our ordinary shares;
•	“ADSs” refers to American Depositary Shares, each of which represents 20 ordinary shares; and
•	“Warrant” refers to a warrant to purchase one ADS at an exercise price of US$5.50 per ADS, exercisable from the date of issuance until five years thereafter.

The Company’s fiscal year end is June 30. References to a particular “fiscal year” are to our fiscal year ended June 30 of that calendar year.

Unless otherwise indicated, the consolidated financial statements and related notes included in this document have been prepared in accordance with AASB 134 Interim Financial Reporting and also comply with International Financial Reporting Standards, or IFRS, and interpretations issued by the International Accounting Standards Board, or IASB, which differ in certain significant respects from Generally Accepted Accounting Principles in the United States, or GAAP.

Forward-Looking Statements

This document contains "forward-looking statements" within the meaning of section 27A of the US Securities Act of 1933 and section 21E of the US Securities Exchange Act of 1934. The Company has tried to identify such forward- looking statements by use of such words as "expects", "intends", "hopes", "anticipates", "believes", "could", "may", "evidences" and "estimates", and other similar expressions, but these words are not the exclusive means of identifying such statements. Such statements include, but are not limited to, any statements relating to Benitec's pipeline of ddRNAi-based therapeutics, including the initiation, progress and outcomes of clinical trials and any other statements that are not historical facts. Such forward-looking statements involve risks and uncertainties, including, but not limited to, risks and uncertainties relating to the difficulties or delays in our plans to develop and potentially commercialise our product candidates, the timing of the initiation and completion of preclinical and clinical trials, the timing of patient enrolment and dosing in clinical trials, the timing of expected regulatory filings, the clinical utility and potential attributes and benefits of ddRNAi and our product candidates, potential future out-licenses and collaborations, our intellectual property position and duration of our patent portfolio, the ability to procure additional sources of financing and other risks detailed from time to time in filings that the Company makes with the ASX and US Securities and Exchange Commission, including our most recent annual report on Form 20-F and our reports on Form 6-K. Such statements are based on management's current expectations, but actual results may differ materially due to various factors, including those risks and uncertainties mentioned or referred to in this presentation. Accordingly, you should not rely on those forward-looking statements as a prediction of actual future results.

The forward-looking statements made in this document relate only to events or information as of the date on which the statements are made in this document. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements because of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

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Interim Report for the half-year ended December 31, 2018

BENITEC BIOPHARMA LIMITED

Directors' Report

for the half-year ended December 31, 2017

The Company’s Directors present their report on the consolidated entity consisting of Benitec Biopharma Limited and the entities it controlled (‘Group’) for the half-year ended December 31, 2018.

Directors

The following persons were directors of Benitec Biopharma Limited (‘Benitec’) during the whole of the period and up to the date of this report, unless otherwise noted:

Dr Jerel A Banks (Executive Chairman and Chief Executive Officer)

Mr Peter Francis (Non-Executive Director)

Mr Kevin Buchi (Non-Executive Director)

Ms Megan Boston (Executive Director and Head of Operations Australia)

Financial Update

Benitec's comprehensive profit for the half-year ended December 31, 2018 was $9.065m compared to a loss of $5.809m the previous corresponding period.

The profit of $9.065m is explained by:

•

Increase in revenue of $14.247m: Under the terms of the license agreement between Axovant and Benitec, Benitec received an upfront payment of $13.568m in July 2018, as well as reimbursement from Axovant for labour costs totalling $0.804m.

•	Reduction in research and development costs of $1.643m: Research and development costs were reduced by $1.643m due to reimbursements received from Axovant for the OPMD program.
•	Net increase in other income and all other costs of $1.016m: Principally due to an increase in legal cost and licence fees.

As at December 31, 2018, the Company had cash on hand of $23.186m. This was an increase of $7.101m from June 30, 2018. This represents operating cash outflow of $9.579m offset by reimbursement from Axovant of $1.565m and revenue and other income of $14.246m, purchase of plant and equipment of $0.042m and a foreign exchange gain of $0.911m.

Benitec's current assets at December 31, 2018 were $29.894m (June 30, 2018: $20.895m), with current liabilities of $2.141m (June 30, 2018: $2.547m).

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Interim Report for the half-year ended December 31, 2018

BENITEC BIOPHARMA LIMITED

Directors' Report

for the half-year ended December 31, 2018

Review of Operations

Benitec Biopharma is a clinical-stage biotechnology company focused on the development of novel genetic medicines.  The proprietary platform, called DNA-directed RNA interference, or ddRNAi, combines RNA interference, or RNAi, with gene therapy to create medicines that facilitate sustained silencing of disease-causing genes following a single administration.

The ddRNAi-based genetic medicines under development by Benitec represent a pipeline of proprietary and partnered product candidates that can, potentially, be used to meaningfully improve upon the existing standards of care for chronic and life-threatening human diseases. Through the combination of the targeted gene silencing effect of RNAi together with the durable gene expression associated with the use of modified viral vectors, ddRNAi has the potential to produce durable silencing of disease-causing genes following a single administration of the proprietary genetic medicine. This novel attribute of the investigational agents emerging from the platform could facilitate the achievement of robust clinical activity while greatly reducing the dosing frequencies traditionally expected for medicines employed for the management of chronic diseases. Additionally, the establishment of chronic gene silencing via ddRNAi-based genetic medicines could significantly reduce the risk of patient non-compliance during the course of medical management of potentially fatal disorders.

Benitec endeavours to become the leader in discovery, development, and commercialisation of ddRNAi-based therapeutics for a range of human diseases with high unmet clinical need.

The management team will pursue the following corporate strategies to accomplish these goals:

•	Selectively develop proprietary and partnered pipeline programs

Benitec will work in concert with Axovant Sciences to complete the preclinical development work and the core development work underlying the achievement of FDA-compliant Chemistry, Manufacturing and Controls related processes and Good Manufacturing Practices for AXO-AAV-OPMD (formerly designated as BB-301).

Preclinical research activities supporting the development of ddRNAi-based therapeutics for the five clinical indications partnered with Axovant Sciences, are slated to begin in the coming months. The research program focused on, C9orf72 gene-related ALS and FTD is the first partnered research program that has been disclosed.

•	Identify new clinical indications for which our proprietary ddRNAi-based genetic medicines have a high probability of biological, clinical, and commercial success

Following the recent restructuring of the management team, and the execution of the transformative research, development, and commercial partnership with Axovant Sciences, the senior leadership team of Benitec will work to redefine the core proprietary programs on which our efforts will focus.

Benitec will provide additional details regarding the strategic direction of the research and development activities efforts of the Company during the first quarter of the 2019 calendar year.

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Interim Report for the half-year ended December 31, 2018

BENITEC BIOPHARMA LIMITED

Directors' Report

for the half-year ended December 31, 2018

Review of Operations continued

•

Continue to explore and secure research and development partnerships with global biopharmaceutical companies supported by the differentiated nature of our scientific platform and intellectual property portfolio

The partnership with Axovant Sciences provides Benitec with an extraordinarily rare opportunity to unambiguously demonstrate the exceptional breadth of the scientific, clinical, and commercial applications of the ddRNAi platform. This transformative partnership significantly enhances the financial, intellectual, and clinical development resources available to the Company as we work to build Benitec into a diversified biopharmaceutical company.

The senior leadership team will continue to explore partnership opportunities with global pharmaceutical companies, as we expect the unique attributes of the proprietary ddRNAi approach and the breadth of potential clinical applications to support the formation of additional collaborations over a broad range of disorders with significant unmet medical need.

Proprietary Research Programs

Coincident with the initiation of the tenure of the new management team, a comprehensive review of the research and development pipeline was initiated.  The senior leadership team, the Board of Directors and key members of the research and development teams have been engaged in a stringent strategic planning process with the core efforts focused on identification of critical areas of intersection between the unique biological and clinical applications of ddRNAi, existing areas of significant unmet medical need and the current competitive landscape with respect to therapeutic discovery and development. Throughout this process, the Benitec team has also continued to focus on further refinement of the proprietary processes employed to affect successful target selection and program prioritization.

To date, this strategic review has yielded several putative biological targets and clinical indications that bear further evaluation, and the scientific team is working to complete the requisite analytical processes to support the production of comprehensive research plans for each potential program prior to final target selection and approval by the senior leadership team and the Board of Directors.

Head and Neck Squamous Cell Carcinoma:

On December 21, 2018 Benitec announced that the objective response rate required to support continued patient enrolment into the BB-401 Phase II study was not achieved.    Patients enrolled in the Phase II clinical trial have been diagnosed with an advanced disease that is refractory to all available standard therapies and must have at least one malignant lesion that is amenable to direct injection with BB-401. An interim analysis was conducted to evaluate the objective response rate observed for the initial 12-patient cohort treated in Stage 1 of the Phase II study. Benitec’s scientific and clinical teams continue to evaluate the data derived from the interim evaluation of the first cohort of patients treated in this Phase II study.  However, as noted above, the objective response rate required to support continued patient enrolment into the Phase II study was not achieved. Benitec’s scientific and clinical teams will continue with patient follow-up for the patients treated in Stage 1 of the Phase II study and additional details will be disclosed following the completion of the comprehensive analyses of the clinical data derived from ongoing patient follow-up. There are several critical points to note regarding the underlying nature of BB-401 as it relates to the other distinct investigational agents in the Benitec pipeline:

• At the molecular level, all of the investigational agents that are currently under development by Benitec are fundamentally different from BB-401. The proprietary investigational agents under development by

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Interim Report for the half-year ended December 31, 2018

BENITEC BIOPHARMA LIMITED

Directors' Report

for the half-year ended December 31, 2018

Review of Operations continued

Propriety Research Programs continued

Benitec employ ddRNAi which facilitates gene silencing via the production of short hairpin RNA-based molecules whereas BB-401 represents a modified antisense oligonucleotide.

• All of the investigational agents that are currently under development by Benitec function by a mechanism of action that is completely distinct from that of BB-401.  BB-401 achieves gene-silencing via a mechanism described as post-transcriptional interference. The proprietary ddRNAi-based agents in the Benitec pipeline ultimately achieve gene-silencing via RNA interference driven by activation of the RNA-Induced Silencing Complex.

• All of the investigational agents that are currently under development by Benitec employ tissue specific delivery vectors (e.g. AAV9) whereas BB-401 has no delivery vector and was delivered intratumorally as a “naked” plasmid.

Hepatitis B (HBV):

The Company is developing BB-103 for the treatment of HBV. Results of in vivo and in vitro studies, from December 2016, March 2016 and December 2015, demonstrated the potential utility of an approach that combines RNAi with gene therapy to treat HBV. In April 2017, the Company completed a pre-IND submission with the FDA in which the feedback provided by The Agency included details regarding steps required to initiate a clinical trial for BB-103.

The Company is seeking partnerships to support the progression of BB-103 into the clinic.

Partnered Program

Oculopharyngeal Muscular Dystrophy (OPMD):

OPMD is an insidious, autosomal-dominant, late-onset degenerative muscle disorder that typically presents in patients at 40-to-50 years of age. The disease is characterized by progressive swallowing difficulties (dysphagia) and eyelid drooping (ptosis).  OPMD is caused by a specific mutation in the poly(A)-binding protein nuclear 1, or PABPN1, gene. OPMD is a rare disease and has been reported in at least 33 countries. Patients suffering with OPMD are well identified and are geographically clustered, which could simplify the clinical development and global commercialisation efforts.

BB-301 is a monotherapy delivered using an innovative AAV single vector system with the capability to both ‘silence and replace’ disease causing genes.  In addition to facilitating RNA interference to ‘silence’ the mutant PABPN1 gene expression that causes OPMD, BB-301 simultaneously introduces a normal copy of the aberrant gene into the affected tissues, thus, providing the potential to restore normal function to the treated tissues and, in the process, improve treatment outcomes. This single gene therapy product, when compared with an equivalent system comprised of two or more vectors, vastly simplifies the manufacturing and regulatory processes and reduces the complexity of the clinical strategy for BB-301.

Key milestones achieved, and next steps:

o

On July 9, 2018 Benitec announced that it had licensed to Axovant Sciences the exclusive global rights for BB-301 (now named AXO-AAV-OPMD) intended for the treatment of OPMD, and has also entered into a fully funded research collaboration for the development of five additional gene therapy products in neurological disorders.

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BENITEC BIOPHARMA LIMITED

Directors' Report

for the half-year ended December 31, 2018

Review of Operations continued

Partnered Program continue

o

Under the terms of the agreement, Benitec received an upfront cash payment of USD10m (AUD13.5m) and will receive additional cash payments totalling USD17.5m (AUD23.6m) upon completion of four specific near-term manufacturing, regulatory and clinical milestones.

o

Axovant Sciences has been granted worldwide rights to AXO-AAV-OPMD and will assume all future development costs. The total potential value of all of the development, regulatory and commercial milestones achievable by Benitec, of which there are eight milestones inclusive of the four near-term milestones noted above), is USD187.5m (AUD253.3m).  Benitec, working in partnership with Axovant Sciences over the next few years, hopes to achieve all eight milestones and thus, realize the maximum amount of USD187.5m (AUD253.3m). There can be no assurance as to the total amount of milestone payments that the Company will actually receive or when the milestone payments will be received.

o	Importantly, upon commercialisation, Benitec will retain 30% of the net profits on worldwide sales of AXO-AAV-OPMD
o

As at December 31, 2018, Benitec has received cash of AUD15.613m from Axovant Sciences which includes the license fee in addition to, reimbursement of labour costs and related third party costs such as manufacturing.

Licensed programs

Benitec has also licensed its ddRNAi technology to companies engaged in the development of therapeutic agents for the treatment of infectious diseases, solid tumors and intractable pain.

HIV/AIDS: In March 2012, Benitec granted a non-exclusive, royalty-bearing, worldwide license to a U.S. based biotechnology company, Calimmune, Inc. Under the agreement, Calimmune could develop, use and commercialise ddRNAi to silence up to three targets for the treatment or prevention of HIV/AIDS. Calimmune's approach was developed with core technology from the laboratory of Dr. David Baltimore, a Nobel Laureate in the area of HIV/AIDS, and involves silencing the gene that codes for a receptor protein known as CCR5. Calimmune's HIV/AIDS treatment is known as CAL-1. In August 2017, the CSL Behring subsidiary of CSL Ltd. announced that it will acquire Calimmune Inc.

As part of this transaction, CSL Behring also acquired CAL-1, the autologous T cell and blood stem cell therapy in Phase I/II testing to treat HIV infection. Calimmune, Inc. has terminated the license, and CSL Behring is unlikely to continue development of CAL-1.

Cancer Immunotherapy: In August 2013, an exclusive, royalty-bearing, worldwide license was granted to a U.S.-based biotechnology company, Regen Biopharma Inc. to use ddRNAi for silencing expression of indoleamine 2,3—dioxygenase, or IDO, in dendritic cells. Regen is developing a cancer immunotherapy using the licensed technology. IDO is associated with immune-suppression and is overexpressed in some cancers. Regen's first treatment, which is for breast cancer, is called dCellVax.

Intractable Neuropathic Pain: In November 2014, an exclusive, royalty-bearing, worldwide license was granted to a U.S.-based biotechnology company, Circuit Therapeutics, Inc. to use ddRNAi for the development of therapeutic agent for the treatment and prevention, of pain.

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Interim Report for the half-year ended December 31, 2018

BENITEC BIOPHARMA LIMITED

Directors' Report

for the half-year ended December 31, 2018

Review of Operations continued

Intellectual property

The Company manages a substantial portfolio of patents relating to the ddRNAi platform technology, improvements to this technology and its pipeline programs.  The Company continues to hold a dominant position in the field of expressed RNAi and it defends its position in this space.  With the limited patent term remaining on the platform patents licensed from CSIRO, Benitec’s focus has increasingly been on establishing patent protection for its pipeline and products in development with the aim of securing competitive and commercially relevant intellectual property positions for each of its programs.

Commercialisation

Business development activities based on proactive engagement with biotechnology and pharmaceutical companies remains a major focus for the Company, primarily in the following areas:

•	Partnering pipeline programs by co-development or licensing to other biotechnology and pharmaceutical companies;
•	Collaborating with biotechnology and pharmaceutical companies on nominated targets using Benitec’s ddRNAi technology; and
•	Licensing ddRNAi to commercial users of the technology.

The Company continues to generate strong interest from a number of potential partners.

Shareholdings by each director and other members of key management

The number of shares in the Company held during the period by each director and other members of key management personnel (KMP) of the Group, including their personally related parties, is set out below:

	Balance at July 1, 2018	Received as part of remuneration	Exercise of options	Disposals / other	Balance at December 31, 2018
Ordinary shares
Dr Jerel A Banks	-	-	-	-	-
Peter Francis	636,261	-	-	-	636,261
Megan Boston	100,000	-	-		100,000
Kevin Buchi	1,448,210	-	-	-	1,448,210
Total	2,184,471	-	-	-	2,184,471

None of the shares are held nominally by the key management personnel.

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BENITEC BIOPHARMA LIMITED

Directors' Report

for the half-year ended December 31, 2018

Review of Operations continued

Option holdings by each director and other members of key management

The number of options over ordinary shares in the Company held during the period by each director and other members of key management personnel of the Group, including their personally related parties, is set out below:

	Balance at 1 July 2018	Granted	Exercised	Expired /forfeited other	Balance at 31 December 2018	Vested and exercisable	Vested and un-exercisable
Options over ordinary shares
Dr Jerel A Banks	10,000,000	-	-	-	10,000,000	-	-
Peter Francis	1,400,000	-	-	-	1,400,000	1,400,000	-
Megan Boston	-	-	-		-	-	-
Kevin Buchi	840,000		-	-	840,000	840,000	-
Georgina Kilfoil	1,400,000	-	-	-	1,400,000	866,667	-
	13,640,000	-	-	-	13,640,000	3,106,667	-

Other transactions with key management personnel and their related parties

Legal services at normal commercial rates totalling $254, at the end of the period (half-year ended December 31, 2017: $2,128) were provided by Francis Abourizk Lightowlers, a law firm in which Peter Francis is a partner and has a beneficial interest.

Events after the balance sheet date

On January 14, 2019 the Company received $4.121m, being the Research & Development refundable tax offset for the year ended June 30, 2018.

Signed in accordance with a resolution of the Directors.

Jerel Banks

Chairman

February 25, 2019

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Auditor’s Independence Declaration

To the Directors of Benitec Biopharma Limited

In accordance with the requirements of section 307C of the Corporations Act 2001, as lead auditor for the review of Benitec Biopharma Limited for the half-year ended 31 December 2018, I declare that, to the best of my knowledge and belief, there have been:

a	no contraventions of the auditor independence requirements of the Corporations Act 2001 in relation to the review; and
b	no contraventions of any applicable code of professional conduct in relation to the review.

Grant Thornton Audit Pty Ltd

Chartered Accountants

M R Leivesley

Partner – Audit & Assurance

Sydney, 25 February 2019

Grant Thornton Audit Pty Ltd ACN 130 913 594	www.grantthornton.com.au
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BENITEC BIOPHARMA LIMITED

Consolidated Statement of Profit or Loss and Other Comprehensive Income

for the half-year ended December 31, 2018

		Six months ended
	Notes	December 2018	December 2017
		$’000	$’000
Revenue	2a	14,667	420
Other income	2b	1,657	1,831
Total Income		16,324	2,251

Expenses
Royalties and licence fees		(519)	(172)
Research and development		(1,649)	(3,292)
Employee benefits expense		(2,274)	(2,526)
Share-based expense		(398)	(217)
Travel related costs		(223)	(263)
Consultants costs		(279)	(404)
Occupancy costs		(295)	(291)
Depreciation		(92)	(101)
Corporate expenses		(1,387)	(605)
Foreign exchange realized loss		(111)	(147)
Foreign exchange unrealized loss		-	(41)
Loss on disposal of fixed assets		(6)	(1)
Change in market value of listed investment		(26)	-
Total Expenses		(7,259)	(8,060)

Profit/(Loss) before income tax		9,065	(5,809)
Income tax		-	-
Profit/(Loss) after income tax for the period attributable to the owners of Benitec Biopharma Limited		9,065	(5,809)

Other comprehensive income
Items that may be reclassified subsequently to profit or loss
Foreign currency translation (loss)/gain		(96)	20
Total comprehensive income/(loss) for the period attributable to the owners of Benitec Biopharma Limited		8,969	(5,789)

Basic income/(loss) for the six months, cents per share		3.5	(2.8)
Diluted income/(loss) for the six months, cents per share		3.5	(2.8)

The above consolidated statement of profit or loss and other comprehensive income should be read in conjunction with the accompanying notes.

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Interim Report for the half-year ended December 31, 2018

BENITEC BIOPHARMA LIMITED

Consolidated Statement of Financial Position

As at December 31, 2018

	Notes	December 2018	June 2018
		$’000	$’000
ASSETS
Current Assets
Cash and cash equivalents		23,186	16,085
Other financial assets	5	104	130
Trade and other receivables	6	5,921	4,255
Other	7	683	425
Total Current Assets		29,894	20,895

Non-Current Assets
Deposits	8	93	125
Plant and equipment		274	319
Total Non-Current Assets		367	444

TOTAL ASSETS		30,261	21,339

LIABILITIES
Current Liabilities
Trade and other payables	9	1,921	2,376
Provisions	10	220	171
Total Current Liabilities		2,141	2,547

Non-Current Liabilities
Provisions		9	48
Total Non-Current Liabilities		9	48

TOTAL LIABILITIES		2,150	2,595

NET ASSETS		28,111	18,744

EQUITY
Issued capital	11	164,087	164,087
Reserves		1,144	1,492
Accumulated losses		(137,120)	(146,835)
TOTAL EQUITY		28,111	18,744

The above consolidated statement of financial position should be read in conjunction with the accompanying notes.

BENITEC BIOPHARMA LIMITED	Page | 12
Interim Report for the half-year ended December 31, 2018

BENITEC BIOPHARMA LIMITED

Consolidated Statement of Changes in Equity

for the half-year ended December 31, 2018

	Issued capital	Reserves	Accumulated Losses	Total equity
	$’000	$’000	$’000	$’000

Balance at June 30, 2017	155,580	1,674	(135,748)	21,506
Loss for the period	-	-	(5,809)	(5,809)
Other comprehensive income
- Foreign exchange translation reserve	-	20	-	20
Total comprehensive income	-	20	(5,809)	(5,789)
Contributions of equity, net of transaction costs	-	-	-	-
Share based payments	-	217	-	217
Transfer of expired share based payments	-	(245)	245	-
At December 31, 2017	155,580	1,666	(141,312)	15,934

Balance at June 30, 2018	164,087	1,492	(146,835)	18,744
Profit for the period	-	-	9,065	9,065
Other comprehensive income
- Foreign exchange translation reserve	-	(96)	-	(96)
Total comprehensive income	-	(96)	9,065	8,969
Contributions of equity, net of transaction costs	-	-	-	-
Share based payments	-	398	-	398
Transfer of expired share based payments	-	(650)	650	-
At December 31, 2018	164,087	1,144	(137,120)	28,111

The above consolidated statement of changes in equity should be read in conjunction with the accompanying notes.

BENITEC BIOPHARMA LIMITED	Page | 13
Interim Report for the half-year ended December 31, 2018

BENITEC BIOPHARMA LIMITED

Consolidated Statement of Cash Flows

for the half-year ended December 31, 2018

	Six months ended
	December 2018	December 2017
	$’000	$’000
Cash flows from operating activities
Receipts from customers	14,167	107
Interest received	79	132
Receipts of CRO prepayment	-	109
Payments to suppliers and employees	(9,579)	(7,217)
Reimbursement for ongoing development activities	1,565	-
Net cash provided by/(used in) operating activities	6,232	(6,869)

Cash flows from investing activities
Payments for plant and equipment	(42)	(79)
Security deposits	-	-
Clinical deposit	-	(104)
Net cash used in investing activities	(42)	(183)

Cash flows from financing activities
Proceeds from issue of shares	-	-
Share issue transaction cost	-	-
Net cash from financing activities	-	-

Net increase/(decrease) in cash and cash equivalents	6,190	(7,052)
Cash and cash equivalents at beginning of the period	16,085	17,375
Effects of exchange rate changes on cash and cash equivalents	911	(52)
Cash and cash equivalents at end of the period	23,186	10,271

The above consolidated statement of cash flows should be read in conjunction with the accompanying notes.

BENITEC BIOPHARMA LIMITED	Page | 14
Interim Report for the half-year ended December 31, 2018

BENITEC BIOPHARMA LIMITED

Notes to the consolidated financial statements

for the half-year ended December 31, 2018

1.	BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL REPORT

The interim consolidated financial statements (the interim financial statements) of the Group are for the half-year ended December 31, 2018 and are presented in Australian dollars ($), which is the functional currency of the parent company. These general purpose interim financial statements have been prepared in accordance with the requirements of the Corporations Act 2001 and AASB 134 Interim Financial Reporting. They do not include all of the information required in annual financial statements in accordance with International Accounting Standards and should be read in conjunction with the consolidated financial statements of the Group for the year ended June 30, 2018 and any public announcements made by the Group during the six months in accordance with continuous disclosure requirements arising under the Australian Securities Exchange Listing Rules and the Corporations Act 2001. The interim financial statements have been approved and authorised for issue by the Board of Directors on February 25, 2019.

(a)	Basis of accounting

The half-year financial report is a general-purpose financial report, which has been prepared in accordance with the requirements of the Corporations Act 2001, applicable Accounting Standards including AASB 134 “Interim Financial Reporting” and other mandatory professional reporting requirements.

This financial report has been prepared on a going concern basis.

(b)	Going concern

During the half-year ended December 31, 2018, the consolidated entity incurred a profit of $9.065m (2017 comparative period: loss $5.809m) and had net operating cash inflows of $6.232m (2017 comparative period $6.869m cash outflows).

The directors having performed a review of the cash flow forecasts, considering the cash flow needs of the Group, believe that funding will be sufficient to maintain the going concern status of the Group.

If these strategies are unsuccessful then the Group may need to realise its assets and extinguish liabilities other than in the ordinary course of business and at amounts different to those disclosed in the financial report.

The financial report does not contain any adjustments to the amounts or classifications of recorded assets or liabilities that might be necessary if the Group does not continue as a going concern.

The financial statements take no account of the consequences, if any, of the effects of unsuccessful product development or commercialisation, nor of the inability of the Group to obtain adequate funding in the future.

The financial report has been prepared in accordance with the historical convention.  For the purpose of preparing the financial report, the six months has been treated as a discrete reporting period.

(c)	Summary of significant accounting policies

The interim financial statements have been prepared in accordance with the accounting policies adopted in the Group’s last annual financial statements for the year ended June 30, 2018, with the exception of new accounting standards AASB 15 Revenue from Contracts with Customers and AASB 9 Financial Instruments (2014) which became mandatorily effective on 1 January, 2018.  Accordingly, these standards apply for the first time to this set of interim financial statements.

The nature and effect of the changes arising from these standards are summarised below.

BENITEC BIOPHARMA LIMITED	Page | 15
Interim Report for the half-year ended December 31, 2018

BENITEC BIOPHARMA LIMITED

Notes to the consolidated financial statement

for the half-year ended December 31, 2018

1.BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL REPORT continued

New Standards adopted as at July1, 2018

AASB 15 Revenue from Contracts with Customers

AASB 15 replaces AASB 118 and covers contracts for goods and services. AASB 15 is based on the principle that revenue is recognised when control of a good or service transfers to a customer; so the notion of control replaces the existing notion of risks and rewards.

The Group has adopted AASB 15 from July 1, 2018, using a modified retrospective approach. Under this approach, transitional adjustments are recognised in retained earnings as at July 1, 2018 (the date of initial application), without restating the comparative period.

Many of the Group’s contracts comprise a variety of performance obligations including, but not limited to, licensing fees, ongoing support, reimbursement of know how. Under AASB 15, the Group must evaluate the separability of the promised goods or services based on whether they are ‘distinct’. A promised good or service is ‘distinct’ if both:

•	the customer benefits from the item either on its own or together with other readily available resources: and
•	it is ‘separately identifiable’ (i.e. the Group does not provide significant service integrating, modifying or customising it).

While this represents significant new guidance, the implementation of this new guidance did not have significant impact on the timing or amount of revenue recognised during the year. As our main/significant contract was signed on July 9, 2018 there is no adjustment required to account for the impact of AASB 15.

AASB 9 Financial Instruments

AASB 9 Financial Instruments replaces AASB 139 Financial Instruments: Recognition and Measurement requirements. It makes changes to the previous guidance to the classification and measurement of financial assets and includes an ‘expected credit loss’ model for impairment of financial assets. Our financial assets include those outlined in note 5 and trade and other receivables.  There was no change to the classification of Listed equity investments. They remain fair value through the profit and loss.  The security deposit also remains unchanged and therefore no adjustment was required to be made to retained earnings.

The classification of trade and other receivables changed from loans and receivables to amortised cost. No adjustment was required as a result of this change.

(d) Changes in significant accounting policies

The Group’s accounting policies, which have changed as a result of the changes to accounting standards noted above, are summarised below:

Revenue
Revenue arises mainly from licensing revenues and royalties, as well as ongoing development activities.

To determine whether to recognise revenue, the Group follows a 5-step process:

1. Identifying the contract with a customer

2. Identifying the performance obligations

3. Determining the transaction price

4. Allocating the transaction price to the performance obligations

5. Recognising revenue when/as performance obligation(s) are satisfied

BENITEC BIOPHARMA LIMITED	Page | 16
Interim Report for the half-year ended December 31, 2018

BENITEC BIOPHARMA LIMITED

Notes to the consolidated financial statement

for the half-year ended December 31, 2018

1.BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL REPORT continued

(d) Changes in significant accounting policies continued

Licensing revenues

Revenue is recognised when the Group has transferred control of the asset to the customer.
The grant of the licence and transfer of associated know-how and materials are accounted for as one performance obligation as they are not considered to be distinct; they are highly interrelated and could not provide benefits to the customer independently from each other.

The grant of licence and associated know-how has been assessed as the ‘right to use’ Benitec’s IP, as it exists at a point in time. The licence and know-how have been transferred concurrently and although the transfer of know-how occurs over a period of time, it will not significantly affect the IP that has initially been transferred, it is provided to support the IP transferred. The point in time has been determined with regard to the point at which the transfer of know-how has substantially been completed and the customer has control of the asset and the ability to direct the use of and receive substantially all of the remaining benefits.

Royalties
Sales-based or usage-based royalties are only recognised on the occurrence of the subsequent sale or usage.

Ongoing development activities
The Group provides ongoing development activities associated with some of its licence contracts. Revenue from these services is recognised in the accounting period in which services are rendered. For fixed-price contracts, revenue is recognised based on the actual service provided to the end of the reporting period as a proportion of the total services to be provided because the customer receives and uses the benefits simultaneously. This is determined based on the actual labour hours spent relative to the total expected labour hours. Customers are invoiced as work progresses. Any amounts remaining unbilled at the end of a reporting period are presented in the statement of financial position as accounts receivable, as only the passage of time is required before payment of these amounts will be due.

Interest revenue

Interest income and expenses are reported on an accrual basis using the effective interest method.

Financial Instruments

Recognition and derecognition

Financial assets and financial liabilities are recognised when the Group becomes a party to the contractual provisions of the financial instrument and are measured initially at fair value adjusted by transactions costs, except for those carried at fair value through profit or loss, which are measured initially at fair value. Subsequent measurement of financial assets and financial liabilities are described below.

Financial assets are derecognised when the contractual rights to the cash flows from the financial asset expire, or when the financial asset and substantially all the risks and rewards are transferred. A financial liability is derecognised when it is extinguished, discharged, cancelled or expires.

Classification and initial measurement of financial assets

Except for those trade receivables that do not contain a significant financing component and are measured at the transaction price in accordance with AASB 15, all financial assets are initially measured at fair value adjusted for transaction costs (where applicable).

BENITEC BIOPHARMA LIMITED	Page | 17
Interim Report for the half-year ended December 31, 2018

BENITEC BIOPHARMA LIMITED

Notes to the consolidated financial statement

for the half-year ended December 31, 2018

1.BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL REPORT continued

(d) Changes in significant accounting policies continued

Subsequent measurement of financial assets

For the purpose of subsequent measurement, financial assets, other than those designated and effective as hedging instruments, are classified into the following categories upon initial recognition:

• financial assets at amortised cost

• financial assets at fair value through profit or loss (FVPL)

Classifications are determined by both:

• The entity’s business model for managing the financial asset

• The contractual cash flow characteristics of the financial assets

All income and expenses relating to financial assets that are recognised in profit or loss are presented within finance costs, finance income or other financial items, except for impairment of trade receivables which is presented within other expenses.

Financial assets at amortised cost

Financial assets are measured at amortised cost if the assets meet the following conditions (and are not designated as FVPL):

• they are held within a business model whose objective is to hold the financial assets and collect its contractual cash flows

• the contractual terms of the financial assets give rise to cash flows that are solely payments of principal and interest on the principal amount outstanding

After initial recognition, these are measured at amortised cost using the effective interest method. Discounting is omitted where the effect of discounting is immaterial. The Group’s cash and cash equivalents, trade and most other receivables fall into this category of financial instruments.

Financial assets at fair value through profit or loss (FVPL)

Financial assets that are held within a business model other than ‘hold to collect’ or ‘hold to collect and sell’ are categorised at fair value through profit and loss. Further, irrespective of business model, financial assets whose contractual cash flows are not solely payments of principal and interest are accounted for at FVPL. All derivative financial instruments fall into this category, except for those designated and effective as hedging instruments, for which the hedge accounting requirements apply. The Group’s investments in equity instruments fall under this category.

Impairment of financial assets

AASB 9’s new impairment model use more forward looking information to recognize expected credit losses - the ‘expected credit losses (ECL) model’. The application of the new impairment model depends on whether there has been a significant increase in credit risk.

The Group considers a broader range of information when assessing credit risk and measuring expected credit losses, including past events, current conditions, reasonable and supportable forecasts that affect the expected collectability of the future cash flows of the instrument.

In applying this forward-looking approach, a distinction is made between:

• financial instruments that have not deteriorated significantly in credit quality since initial recognition or that have low credit risk (‘Stage 1’) and

• financial instruments that have deteriorated significantly in credit quality since initial recognition and whose credit risk is not low (‘Stage 2’).

BENITEC BIOPHARMA LIMITED	Page | 18
Interim Report for the half-year ended December 31, 2018

BENITEC BIOPHARMA LIMITED

Notes to the consolidated financial statement

for the half-year ended December 31, 2018

1.BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL REPORT continued

(d) Changes in significant accounting policies continued

‘Stage 3’ would cover financial assets that have objective evidence of impairment at the reporting date.

‘12-month expected credit losses’ are recognised for the first category while ‘lifetime expected credit losses’ are recognised for the second category.

Measurement of the expected credit losses is determined by a probability-weighted estimate of credit losses over the expected life of the financial instrument.

Trade and other receivables and contract assets

The Group makes use of a simplified approach in accounting for trade and other receivables as well as contract assets and records the loss allowance at the amount equal to the expected lifetime credit losses. In using this practical expedient, the Group uses its historical experience, external indicators and forward-looking information to calculate the expected credit losses using a provision matrix.

The Group assess impairment of trade receivables on a collective basis as they possess credit risk characteristics based on the days past due. The Group allows 1% for amounts that are 30 to 60 days past due, 1.5% for amounts that are between 60 and 90 days past due and writes off fully any amounts that are more than 90 days past due.

All financial assets, except for those at fair value through profit or loss (FVPL), are subject to review for impairment at least at each reporting date to identify whether there is any objective evidence that a financial asset or a group of financial assets is impaired.

Classification and measurement of financial liabilities

As the accounting for financial liabilities remains largely unchanged from AASB 139, the Group’s financial liabilities were not impacted by the adoption of AASB 9. However, for completeness, the accounting policy is disclosed below.

The Group’s financial liabilities include trade and other payables. Financial liabilities are initially measured at fair value, and, where applicable, adjusted for transaction costs unless the Group designated a financial liability at fair value through profit or loss. Subsequently, financial liabilities are measured at amortised cost using the effective interest method except for financial liabilities designated at FVPL, which are carried subsequently at fair value with gains or losses recognised in profit or loss.

All interest-related charges and, if applicable, changes in an instrument’s fair value that are reported in profit or loss are included within finance costs or finance income.

(e)	Estimates

When preparing the interim financial statements, management undertakes a number of judgements, estimates and assumptions about recognition and measurement of assets, liabilities, income and expenses. The actual results may differ from the judgements, estimates and assumptions made by management, and will seldom equal the estimated results. The judgements, estimates and assumptions applied in the interim financial statements, including the key sources of estimation uncertainty were the same as those applied in the consolidated entity's last annual financial statements for the year ended June 30, 2018. In addition, due to the implementation of AASB15, an additional judgmental area has been noted below.

Revenue recognition

For any licensing arrangements management needs to exercise significant judgement when determining whether the licence is a separate performance obligation within the contract and the appropriate timing of revenue recognition from such licences.

BENITEC BIOPHARMA LIMITED	Page | 19
Interim Report for the half-year ended December 31, 2018

BENITEC BIOPHARMA LIMITED

Notes to the consolidated financial statement

for the half-year ended December 31, 2018

2.	REVENUE	Consolidated Six months ended
		December 2018	December 2017
(a)	Revenue	$’000	$’000
	Licensing revenue and royalties	13,785	299
	Interest	78	120
	Other	804	1
		14,667	420
(b)	Other income
	Australian Government R&D grants	680	1,831
	Foreign exchange realized gain	977	-
		1,657	1,831
(c)	Disaggregated revenue

			Six months to 31 December 2018
	Licensing	Royalties	Development activities	Other	Total

Services transferred at a point of time	13,635	-	-	-	13,635
Services transferred over time	-	150	804	78	1,032
	13,635	150	804	78	14,667

			Six months to 31 December 2017
	Licensing	Royalties	Development activities	Other	Total

Services transferred at a point of time	61	-	-	-	61
Services transferred over time	-	238	-	121	359
	61	238	-	121	420

3.	OPERATING SEGMENTS

The Group had only one business segment during the period, being the global commercialisation by licensing and partnering of and licences in biotechnology, with applications in biomedical research and human therapeutics. Business operations are conducted in Australia. However, there are controlled entities based in the USA and United Kingdom. The United Kingdom entity has no segment revenues, results or assets.

Geographical Segments Geographical location	Segment Revenues from External Customers		Segment Results		Carrying Amount of Segment Assets
	Dec 2018	Dec 2017	Dec 2018	Dec 2017	Dec 2018	Jun 2018
	$’000	$’000	$’000	$’000	$’000	$’000
Australia	14,667	420	8,849	(3,455)	28,941	19,639
United States of America	-	-	216	(2,354)	1,320	1,700
	14,667	420	9,065	(5,809)	30,261	21,339

BENITEC BIOPHARMA LIMITED	Page | 20
Interim Report for the half-year ended December 31, 2018

BENITEC BIOPHARMA LIMITED

Notes to the consolidated financial statements

for the half-year ended December 31, 2018

3.	OPERATING SEGMENTS continued

Accounting Policies

Segment revenues and expenses are directly attributable to the identified segments and include joint venture revenue and expenses where a reasonable allocation basis exists. Segment assets include all assets used by a segment and consist mainly of cash, receivables, inventories, intangibles and property, plant and equipment, net of any allowances, accumulated depreciation and amortisation. Where joint assets correspond to two or more segments, allocation of the net carrying amount has been made on a reasonable basis to a particular segment. Segment liabilities include mainly accounts payable, employee entitlements, accrued expenses, provisions and borrowings. Deferred income tax provisions are not included in segment assets and liabilities.

4.	EVENTS AFTER THE BALANCE SHEET DATE

On January 14, 2019 the Company received $4.121m, being the Research & Development refundable tax offset for the year ended June 30, 2018.

		Consolidated
		Dec 2018	June 2018
		$'000	$'000
5.	OTHER FINANCIAL ASSETS
	Market value of listed shares	4	30
	Security Deposit	100	100
		104	130
6.	TRADE AND OTHER RECEIVABLES
	R&D Grant Receivable	4,801	4,121
	Reimbursement for ongoing development activities	898	-
	License fees	135	37
	Other	87	97
		5,921	4,255
7.	CURRENT ASSETS – OTHER
	Prepayments	683	425
		683	425
8.	DEPOSITS
	Other	93	125
		93	125

9.	TRADE AND OTHER PAYABLES
	Trade creditors	347	580
	Sundry creditors and accrued expenses	1,574	1,796
		1,921	2,376

BENITEC BIOPHARMA LIMITED	Page | 21
Interim Report for the half-year ended December 31, 2018

BENITEC BIOPHARMA LIMITED

Notes to the consolidated financial statements

for the half-year ended December 31, 2018

		Consolidated
		Dec 2018 $'000	June 2018 $'000
10.	PROVISIONS
	Employee Benefits	195	146
	Provision for make good	25	25
		220	171

11.	ISSUED CAPITAL

ISSUED CAPITAL

Details	Date	Number of Shares	$'000
Balance	June 30, 2018	257,029,426	164,087

Balance	December 31, 2018	257,029,426	164,087
The weighted average number of shares on issue during the six months to December 31, 2018 was:		259,141,997

Ordinary shares

Ordinary shares entitle the holder to participate in dividends and the proceeds on the winding up of the Company in proportion to the number of and amounts paid on the shares held. The fully paid ordinary shares have no par value and the Company does not have a limited amount of authorised capital.

On a show of hands every member present at a meeting in person or by proxy shall have one vote and upon a poll each share shall have one vote.

Benitec shares are listed on the Australian Securities Exchange and trade under the code BLT.

Benitec shares trade on Nasdaq as American Depository Receipts (ADR) under the code BNTC. Each ADR represents 20 ordinary shares.

Share buy-back

There is no current on-market share buy-back.

Share options outstanding at December 31, 2018

		Exercise	Number
Grant date	Expiry date	price	under option
1.Director and Employee Share issue plan
May 15, 2014 **	May 15, 2019	$1.50	90,000
December 17, 2014 **	December 17, 2019	$1.25	1,734,000
May 6, 2015 **	May 6, 2020	$1.25	650,000
November 12, 2015*	November 12, 2020	$0.77	2,240,000

BENITEC BIOPHARMA LIMITED	Page | 22
Interim Report for the half-year ended December 31, 2018

BENITEC BIOPHARMA LIMITED

Notes to the consolidated financial statements

for the half-year ended December 31, 2018

11.	ISSUED CAPITAL continued

Share options outstanding at December 31, 2018 continued

1.Director and Employee Share issue plan

Grant date	Expiry date	Exercise price	Number under option
July 17, 2017**	July 17, 2022	$0.20	4,750,000
April 11, 2018**	April 11,20183	$0.30	650,000
June 26, 2018**	June 26, 2023	$0.23	10,000,000

			20,114,000

2.	Unlisted Options issued as attaching options

with the February 28, 2014 placement of shares

Grant date	Expiry date	Exercise price	Number under option
February 28, 2014***	February 28, 2019	$1.26	13,246,203

3.	Nasdaq Warrants/Options***

Grant date	Expiry date	Exercise price	Number under option
August 20, 2015 ****	August 21, 2020	U.S. $ 0.275	11,498,000
Total Options on Issue			44,858,203

*   Non-Executive Directors options

** Executive and employee options

*** Unlisted option

**** Options converted to listed NASDAQ warrants (BNTCW). “Warrant” refers to a warrant to purchase one ADS at an exercise price of U.S.$5.50 per ADS (the equivalent of 20 options over ordinary shares at U.S. $0.275 per share), exercisable from the date of issuance until five years thereafter (28 February 2019).

12.	COMMITMENTS

Tacere Inc. (100% owned subsidiary of entity)

On December 18, 2012, the Company announced the appointment of Synteract, Inc. as its Clinical Research Organisation responsible for the progression of TT-034 into Phase I/IIa clinical trials in the U.S. The Company has negotiated a contract for Synteract to continue to manage the Phase I/IIa clinical trial and the long term patient follow-up through 2016 and beyond. While the Company announced on February 20, 2016 that is was terminating the HCV program, and at the end of the 2018 financial year had assumed all patients would remain in the study and the follow-up would continue to 2021 at a maximum cost of $462k. However, in July 2018, Benitec applied to the FDA, and the FDA approved, the discontinuing of the study which will result in minimal costs being incurred in the future.

The Consolidated Group has entered into other contracts for various services as part of its normal course of business. Such contracts are cancellable with little or no penalty.

13.CONTINGENT LIABILITIES

There are no contingent liabilities.

BENITEC BIOPHARMA LIMITED	Page | 23
Interim Report for the half-year ended December 31, 2018

BENITEC BIOPHARMA LIMITED

Notes to the consolidated financial statements

for the half-year ended December 31, 2018

14.	RELATED PARTY TRANSACTIONS

Parent entity

Benitec Biopharma Limited is the parent entity.

Key management personnel

Disclosures relating to key management personnel are set out in June 30, 2018 Annual Report in the remuneration report.

Other transactions with key management personnel and their related parties

Legal services at normal commercial rates totalling $254, at the end of the period (half-year ended December 31, 2017: $2,128) were provided by Francis Abourizk Lightowlers, a law firm in which Peter Francis is a partner and has a beneficial interest.

Receivable from and payable to related parties

There were no trade receivables from or trade payables to related parties at the current and previous reporting date.

Loans to/from related parties

There were no loans to or from related parties at the current and previous reporting date.

Terms and conditions

All transactions were made on normal commercial terms and conditions and at market rates.

BENITEC BIOPHARMA LIMITED	Page | 24
Interim Report for the half-year ended December 31, 2018

BENITEC BIOPHARMA LIMITED

Directors' Declaration

for the half-year ended December 31, 2018

In the opinion of the Directors of Benitec Biopharma Limited:

(a)	the consolidated financial statements and notes set out on pages 11 to 24 are in accordance with the Corporations Act 2001, including
i	giving a true and fair view of its financial position as at December 31, 2018 and of its performance for the period ended on that date; and
ii	complying with Accounting Standard AASB 134 Interim Financial Reporting; and
(b)	there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

Signed in accordance with a resolution of the directors:

Jerel Banks

Chairman

February 25, 2019

BENITEC BIOPHARMA LIMITED	Page | 25
Interim Report for the half-year ended December 31, 2018

Level 17, 383 Kent Street
Sydney NSW 2000

Correspondence to:
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Independent Auditor’s Review Report

To the Members of Benitec Biopharma Limited

Report on the review of the half year financial report

Conclusion

We have reviewed the accompanying half year financial report of Benitec Biopharma Limited (the Company) and its Subsidiaries (the Group), which comprises the consolidated statement of financial position as at 31 December 2018, and the consolidated statement of profit or loss and other comprehensive income, consolidated statement of changes in equity and consolidated statement of cash flows for the half year ended on that date, a description of accounting policies, other selected explanatory notes, and the directors’ declaration.

Based on our review, which is not an audit, nothing has come to our attention that causes us to believe that the half year financial report of Benitec Biopharma Limited does not give a true and fair view of the financial position of the Group as at 31 December 2018, and of its financial performance and its cash flows for the half year ended on that date, in accordance with the Corporations Act 2001, including complying with Accounting Standard AASB 134 Interim Financial Reporting.

Director’s responsibility for the half year financial report

The Directors of the Company are responsible for the preparation of the half year financial report that gives a true and fair view in accordance with Australian Accounting Standards and the Corporations Act 2001 and for such internal control as the Directors determine is necessary to enable the preparation of the half year financial report that gives a true and fair view and is free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express a conclusion on the half year financial report based on our review. We conducted our review in accordance with Auditing Standard on Review Engagements ASRE 2410 Review of a Financial Report Performed by the Independent Auditor of the Entity, in order to state whether, on the basis of the procedures described, we have become aware of any matter that makes us believe that the half year financial report is not in accordance with the Corporations Act 2001 including giving a true and fair view of the Group’s financial position as at 31 December 2018 and its performance for the half year ended on that date, and complying with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations

Grant Thornton Audit Pty Ltd ACN 130 913 594	www.grantthornton.com.au
a subsidiary or related entity of Grant Thornton Australia Ltd ABN 41 127 556 389

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Liability limited by a scheme approved under Professional Standards Legislation.

BENITEC BIOPHARMA LIMITED	Page | 26
Interim Report for the half-year ended December 31, 2018

Regulations 2001. As the auditor of Benitec Biopharma Limited, ASRE 2410 requires that we comply with the ethical requirements relevant to the audit of the annual financial report.

A review of a half year financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Australian Auditing Standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Independence

In conducting our review, we have complied with the independence requirements of the Corporations Act 2001.

Grant Thornton Audit Pty Ltd

Chartered Accountants

M R Leivesley

Partner – Audit & Assurance

Sydney, 25 February 2019

BENITEC BIOPHARMA LIMITED	Page | 27
Interim Report for the half-year ended December 31, 2018

BENITEC BIOPHARMA LIMITED

Management’s discussion and analysis of financial condition and review of operations for the half-year ended December 31, 2018

Operating Results

Benitec Biopharma is a clinical-stage biotechnology company focused on the development of novel genetic medicines.  The proprietary platform, called DNA-directed RNA interference, or ddRNAi, combines RNA interference, or RNAi, with gene therapy to create medicines that facilitate sustained silencing of disease-causing genes following a single administration.

The ddRNAi-based genetic medicines under development by Benitec represent a pipeline of proprietary and partnered product candidates that can, potentially, be used to meaningfully improve upon the existing standards of care for chronic and life-threatening human diseases. Through the combination of the targeted gene silencing effect of RNAi together with the durable gene expression associated with the use of modified viral vectors, ddRNAi has the potential to produce durable silencing of disease-causing genes following a single administration of the proprietary genetic medicine. This novel attribute of the investigational agents emerging from the platform could facilitate the achievement of robust clinical activity while greatly reducing the dosing frequencies traditionally expected for medicines employed for the management of chronic diseases. Additionally, the establishment of chronic gene silencing via ddRNAi-based genetic medicines could significantly reduce the risk of patient non-compliance during the course of medical management of potentially fatal disorders.

The Company’s objective is to become the leader in discovering, developing, clinically validating and commercializing ddRNAi-based therapeutics for a range of human diseases with high unmet clinical need or large patient populations and, as a result, provide a better life for patients with these diseases.  The Company’s strategy to accomplish this goal is to:

•	Continue the scientific development of its existing pipeline programs.
•	Prioritise the future development of its ddRNAi technology by identifying new diseases and ddRNAi strategies with a high probability of commercial success and value to shareholders.
•	Establish co-development agreements with other companies using its scientific capability and intellectual property platform.

The Company expects to earn revenue from partnering in-house programs with biotechnology and pharmaceutical companies, forming strategic collaborations with pharmaceutical companies, and out-licensing the ddRNAi platform for therapeutic areas outside of the Company’s in-house pipeline.  There can be no assurance, however, as to whether the Company will enter into any additional such arrangement or what the terms of any such arrangement could be.

The Company’s current operating plan may change as a result of many currently unknown factors, and it may need to seek additional funds in the future. These additional funds could be raised through public or private equity or debt financings, government or other third-party funding, strategic alliances and licensing arrangements or a combination of these approaches. However, the Company may be unable to raise additional funds or enter into such other arrangements when needed on favourable terms or at all. The Company’s failure to raise capital or enter into such other arrangements as and when needed would have a negative impact on its financial condition and compromise its ability to develop its product candidates and pursue its strategy.

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Interim Report for the half-year ended December 31, 2018

BENITEC BIOPHARMA LIMITED

Management’s discussion and analysis of financial condition and review of operations for the half-year ended December 31, 2018

Operating Results continued

Because of the numerous risks and uncertainties associated with product development in its field, the Company is unable to predict the timing or amount of increased expenses, or when or if it will be able to generate product revenue or achieve or maintain profitability. The Company’s continued ability to generate revenue from licensing, strategic alliances and collaboration arrangements and product sales will depend on a number of factors, including, among others, obtaining and maintaining adequate coverage and reimbursement from third-party payees for any of its product candidates that may receive regulatory approval. If the Company fails to become profitable or is unable to sustain profitability on a continuing basis, then it may be unable to continue its operations at planned levels and could be forced to reduce its operations.

Financial operations overview

To date, the Company has derived revenues from licensing fees and interest income. The Company has not generated any revenues from the sales of products. Revenues from licensing fees and interest income are included in the revenue line item on the statement of profit or loss. The Company’s licensing fees have been generated through the licensing of its ddRNAi technology to biopharmaceutical companies.

The Company’s grant income is generated through the Australian Federal Government’s Research and Development Tax Incentive program, under which the government provides a cash refund for the 43.5% of eligible research and development expenditures, including salaries, by small Australian entities having a tax loss. For this purpose, small Australian entities are defined as those with less than $20m in revenue. This grant is available for the Company’s research and development activities in Australia, as well as activities in the United States to the extent such US-based expenses relate to its activities in Australia, do not exceed half the expenses for the relevant activities and are approved by the Australian government. In previous reporting periods, grants were recorded in the fiscal year received, or anticipated to be received (when a reliable estimate can be made) rather than the fiscal year to which they relate.

Employment related costs

Employment related costs include salaries for all the Company’s employees and related benefits, including the grant of share options, which are valued and included in the statements of profit or loss and other comprehensive income as share-based expenses.

Impairment

The Company assesses at the end of each fiscal year and half year whether there is an indication that an asset may be impaired. If any such indication exists, or when annual impairment testing is required for an asset, such as goodwill, intangible assets with indefinite useful lives and intangible assets not yet available for use, the Company makes an estimate of the asset’s recoverable amount. An asset’s recoverable amount is the higher of its fair value less costs to sell or its value in use and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets and the asset’s value in use cannot be estimated to be close to its fair value. In such cases, the asset is tested for impairment as part of the cash generating unit to which it belongs. When the carrying amount of an asset or cash-generating unit exceeds its recoverable amount, the asset or cash-generating unit is considered impaired and is written down to its recoverable amount.

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Interim Report for the half-year ended December 31, 2018

BENITEC BIOPHARMA LIMITED

Management’s discussion and analysis of financial condition and review of operations for the half-year ended December 31, 2018

Financial operations overview continued

In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Impairment losses relating to continuing operations are recognised in those expense categories consistent with the function of the impaired asset unless the asset is carried at revalued amount (in which case the impairment loss is treated as a revaluation decrease).

Foreign exchange translation

The foreign currency translation reserve represents the currency translation movements of subsidiary company balances denominated in foreign currencies at year end. Foreign currency monetary items are translated at the period exchange rate. Non-monetary items measured at historical cost continue to be carried at the exchange rate at the date of the transaction. Non-monetary items measured at fair value are reported at the exchange rate at the date when fair values were determined. Movements in the foreign currency translation reserve are shown in our Statement of Profit or Loss and Other Comprehensive Income.

Foreign currency transactions are translated into functional currency using the exchange rates prevailing at the date of the transactions. Exchange rate differences are recognised in the Statement of Profit or Loss and Other Comprehensive Income.

Critical Accounting Policies and Estimates

The preparation of the Company’s financial statements requires it to make estimates and judgments that can affect the reported amounts of assets, liabilities, revenues and expenses, as well as the disclosure of contingent assets and liabilities at the date of its financial statements. The Company analyses its estimates and judgments and it bases its estimates and judgments on historical experience and various other assumptions that it believes to be reasonable under the circumstances. Actual results may vary from these estimates. The Company’s significant accounting policies are described in Note 1 to these periodic financial statements and are detailed in Note 1 to the consolidated financial statements for the fiscal year ended June 30, 2018 (which are available on the company website and at ASX:BLT NASDAQ: BNTC; NASDAQ: BNTCW). The Company has summarised below the accounting policies of particular importance to the portrayal of its financial position and results of operations and that require the application of significant judgment or estimates by its management.

Share-based payments transactions

The Company measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. The fair value is determined using a Black-Scholes model.

Tax losses

Given the Company’s history of recent losses, it has not recognised a deferred tax asset with regard to unused tax losses and other temporary differences, as it has not been determined whether the Company or its subsidiaries will generate sufficient taxable income against which the unused tax losses and other temporary differences can be utilised. The Company notes that the availability of tax losses is subject to an Australian continuity of ownership test or, if it fails that test, the same business test. If the Company continues to obtain funding from new shareholders, then it may not comply with the continuity of ownership test.

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Interim Report for the half-year ended December 31, 2018

BENITEC BIOPHARMA LIMITED

Management’s discussion and analysis of financial condition and review of operations for the half-year ended December 31, 2017

Financial operations overview continued

The following discussion relates to the Company’s consolidated results of operations, financial condition and capital resources. You should read this discussion in conjunction with the Company’s consolidated financial statements and the notes thereto contained elsewhere in this report.

Results of Operation

A.	Comparison of the half-year ended December 31, 2018 to the half-year ended December 31, 2017

	For the six months ended December 31		Increase (Decrease)
Revenue	2018 $’000	2017 $’000	$’000
Licensing revenue and royalties (1)	13,785	299	13,486
Finance income – interest (2)	78	120	(42)
Other Revenue:	804	1	803

Other Income:
Australian Government R&D Grants (3)	680	1,831	(1,151)
Net foreign exchange realised gain	977	-	977

(1)	Licensing revenue and royalties are recognised when due. The main reason for the increase was due to the licensing revenue received as a result of the agreement signed with Axovant in July 2018.
(2)	Finance income decreased due to lower average cash holdings in AUD currency.
(3)	Other Income – Australian Government R & D Grants were reduced by $1.151m: grant income is lower in the current period due to exclusion of the OPMD program, which is no longer eligible to be claimed.

It is noted that Grant income taken up in the current period, is not receivable until a claim is made, on lodgment, of the June 2019 income tax return.

The unrealised foreign exchange gain in 2018 was due to the effect of fluctuations in the AUD/USD exchange rate on the USD cash balances held by the Parent Company.

Expenses

Research and development expense.    Research and development expense decreased by $1.643m, from $3.292m in the half-year ended December 31, 2017 to $1.649m in the half-year ended December 31, 2018, due to the reimbursement received from Axovont for the OPMD program.

Employment related expenses.   Employment-related expenses decreased by $0.252m, from $2.526m in the half-year ended December 31, 2017 to $2.274m in the half-year ended December 31, 2018 reflecting normal variations in staffing levels.

Share based expenses.   Share based expenses increased by $0.181m from $0.217m in the half year to December 31, 2017 to $0.398m in the half year ended December 31, 2018, due to issue of 10,000,000 option in June 2018. Share based expenses are calculated using a Black-Scholes model. The share based expense model uses a data set that includes share price and exercise price, exercise probability, volatility, exercise time and interest rates. We recognise share based expenses over the service period in which the employee earns the award, which is the vesting period of the award.

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Interim Report for the half-year ended December 31, 2018

BENITEC BIOPHARMA LIMITED

Management’s discussion and analysis of financial condition and review of operations for the half-year ended December 31, 2017

Comparison of the half-year ended December 31, 2018 to the half-year ended December 31, 2017 continued

Travel related costs.   Travel related costs decreased by $0.040m from $0.263m in the half-year ended December 31, 2017 to $0.223m in the half-year ended December 31, 2018 due to reduced executive travel costs.

Consultants’ costs.   Consultant costs decreased by $0.125m from $0.404m in the half-year ended December 31, 2017 to $0.279m in the half-year ended December 31, 2018. The reduction in consultant costs reflect more responsibilities being undertaken inhouse rather than being outsourced.

Occupancy costs.   There was minimal movement between comparative periods in occupancy costs.

Corporate expenses.   Corporate expenses increased by $0.782m from $0.605m in the half-year ended December 31, 2017 to $1.387m in the half-year ended December 31, 2018 due to increased legal costs incurred as a result of the Axovant contract and ongoing compliance costs.

The unrealised foreign exchange gain in 2018 was due to the effect of fluctuations in the AUD/USD exchange rate on the USD cash balances held by the Parent Company.

Profit/(loss) for the period

As a result of the foregoing, a profit of $9.065m was made during the period compared with a loss of $5.809m in the half-year ended December 31, 2017.

Given our and our subsidiaries’ history of recent losses, we have not recognised a deferred tax asset with regard to unused tax losses and other temporary differences, as it has not been determined whether we or our subsidiaries will generate sufficient taxable income against which the unused tax losses and other temporary differences can be utilised.

B.	Liquidity and Capital Resources

We have incurred cumulative losses and negative cash flows from operations since our inception in 1995, and as of June 30, 2018 we had accumulated losses of $146.835m and at December 31, 2018 we had accumulated losses of $137.120m.

We have had no borrowings in fiscal 2018 or in this half-year period ended December 31, 2018 and do not currently have a credit facility.

As at December 31, 2018 we had cash and cash equivalents of $23.186m (June 30, 2018 $16.085m). Cash in excess of immediate requirements is invested in accordance with our investment policy, primarily with a view to liquidity and capital preservation. Currently our cash and cash equivalents are held in bank accounts. Our short-term investments consist of term deposits with maturity within 90 days.

To date, our sources of liquidity have been licensing revenue and royalties, Australian government research and development grants, interest on invested cash in excess of immediate requirements and proceeds of the issuance of equity securities.

In the future, we expect our revenue stream will be generated mostly from licensing, strategic alliances and collaboration arrangements with pharmaceutical companies. While we continue to progress discussions and advance opportunities to engage with pharmaceutical companies and continue to seek licensing partners for ddRNAi in disease areas that are not our focus, there can be no assurance as to whether we will enter into such arrangements or what the terms of any such arrangement could be.

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Interim Report for the half-year ended December 31, 2018

BENITEC BIOPHARMA LIMITED

Management’s discussion and analysis of financial condition and review of operations for the half-year ended December 31, 2017

Comparison of the half-year ended December 31, 2018 to the half-year ended December 31, 2017 continued

B)	Liquidity and Capital Resources continued

While we have established some licensing arrangements, we do not have any products approved for sale and have not generated any revenue from product sales. We do not know when, or if, we will generate any revenue from product sales. We do not expect to generate significant revenue from product sales unless and until we obtain regulatory approval of and commercialise one of our current or future product candidates.

Unless and until we establish significant revenues from licensing programs, strategic alliances or collaboration arrangements with pharmaceutical companies, or from product sales, we anticipate that we will continue to generate losses for the foreseeable future, and we expect the losses to increase as we continue the development of product candidates and begin to prepare to commercialise any product that receives regulatory approval.

We are subject to the risks inherent in the development of new gene therapy products, and we may encounter unforeseen expenses, difficulties, complications, delays and other unknown factors that may adversely affect our business.

We have based our projections of operating capital requirements on assumptions that may prove to be incorrect and we may use all of our available capital resources sooner than we expect.

Because of the numerous risks and uncertainties associated with research, development and commercialisation of pharmaceutical products, we are unable to estimate the exact amount of our operating capital requirements. Our future funding requirements will depend on many factors, including, but not limited to:

•	the timing and costs of our planned clinical trials for our product candidates;
•	the timing and costs of our planned preclinical studies for our product candidates;
•	the number and characteristics of product candidates that we pursue;
•	the outcome, timing and costs of seeking regulatory approvals;
•	revenue received from commercial sales of any of our product candidates that may receive regulatory approval;
•	the terms and timing of any future collaborations, licensing, consulting or other arrangements that we may establish.
•

the amount and timing of any payments we may be required to make, or that we may receive, in connection with the licensing, filing, prosecution, defence and enforcement of any patents or other intellectual property rights;

•	the costs of preparing, filing and prosecuting patent applications, maintaining and protecting our intellectual property rights and defending against intellectual property related claims; and
•	the extent to which we need to in-license or acquire other products and technologies.

C.	Research and Development, Patents and Licenses, etc.

Research and development expenses consist primarily of costs incurred for the development of our product candidates, which include:

•	expenses incurred under agreements with academic research centres, clinical research organisations and investigative sites that conduct our clinical trials; and
•	the cost of acquiring, developing, and manufacturing clinical trial materials.

Research and development expenses do not include employment related expenses, which are included in our Statement of Profit or Loss and Other Comprehensive Income as a separate line item.

Research and development costs are expensed as incurred. Costs for certain development activities are recognised based on an evaluation of the progress to completion of specific tasks using information and data provided to us by our vendors and our clinical sites.

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Interim Report for the half-year ended December 31, 2018

BENITEC BIOPHARMA LIMITED

Management’s discussion and analysis of financial condition and review of operations for the half-year ended December 31, 2017

Comparison of the half-year ended December 31, 2018 to the half-year ended December 31, 2017 continued

C)Research and Development, Patents and Licenses, etc. continued

We cannot determine with certainty the duration and completion costs of the current or future product development, preclinical studies or clinical trials of our product candidates. The duration, costs, and timing of clinical trials and development of our product candidates will depend on a variety of factors, including:

•	the scope, rate of progress, and expense of our ongoing as well as any additional clinical trials and other research and development activities;
•	the countries in which trials are conducted;
•	future clinical trial results;
•	uncertainties in clinical trial enrolment rates or drop-out or discontinuation rates of patients;
•	potential additional safety monitoring or other studies requested by regulatory agencies;
•	significant and changing government regulation; and
•	the timing and receipt of any regulatory approvals.

A change in the outcome of any of these variables with respect to the development of a product candidate could mean a significant change in the costs and timing associated with the development of that product candidate. For example, if the FDA, or another regulatory authority were to require us to conduct clinical trials beyond those that we anticipate will be required to complete clinical development of a product candidate or if we experience significant delays in enrolment in any of our clinical trials, we could be required to expend significant additional financial resources and time on the completion of clinical development.

We plan to increase our research and development expenses for the foreseeable future as we continue the development of ddRNAi product candidates and explore further potential applications of our technology.

D.Trend Information

Our objective is to become the leader in discovering, developing, clinically validating and commercialising ddRNAi-based therapeutics for a range of human diseases with high unmet clinical need or large patient populations, and to thereby provide a better life for patients with these diseases. Our strategy to accomplish this goal is to progress our pipeline of proprietary ddRNAi-based therapeutics, continue our leadership position in ddRNAi-based therapeutics, develop drugs in our core disease area, partner selectively to commercialise and expand our pipeline and pursue indications with high unmet medical need or a large patient population.

E.Off-Balance Sheet Arrangements.

At the date of this report we do not have any off-balance sheet arrangements as defined in the rules and regulations of the Securities and Exchange Commission, nor have we had any off-balance sheet arrangements in the current fiscal year or in the past three fiscal years.

Risk Factors

In addition to the other information set forth in this half-year report ended December 31, 2018, you should carefully consider the factors discussed in “Risk Factors” in our Annual Report on Form 20-F for the fiscal year ended June 30, 2018. The risks disclosed in our Annual Report on Form 20-F could materially affect our business, financial condition or future results. The risks described in our Annual Report on Form 20-F are not the only risks facing us. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially adversely affect our business, financial condition or operating results in the future.

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Interim Report for the half-year ended December 31, 2018